Exhibit 99.6
                                                                    ------------


                            NAM TAI ELECTRONICS, INC.

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands
--------------------------------------------------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                  June 6, 2005
--------------------------------------------------------------------------------



         The Annual Meeting of Shareholders (the "Meeting") of Nam Tai Electronics, Inc. (the "Company") will be held at 11:30 a.m. (ET) on Monday, June 6, 2005 at The Peninsula New York, Tribeca Room, 3rd Floor, 700 Fifth Avenue at 55th Street, New York, NY for the following purposes:

1. To elect seven (7) members of the Board of Directors to serve for the ensuing year;

2. To approve the selection of Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending December 31, 2005;

3. To approve the amendments to the Company's 2001 Stock Option Plan in the manner set forth in Exhibit A attached hereto.

4. To consider and act upon such other business as may properly come before the Annual Meeting of Shareholders or any adjournments thereof.

         Only holders of common shares of record at the close of business on April 22, 2005 will be entitled to vote at the Meeting. Regardless of your plan to attend/not attend the Meeting, please complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

                                             By order of the Board of Directors,





                                             Tadao Murakami
                                             Chairman of the Board of Directors
Dated May 3, 2005

                                                                       Exhibit A
                                                                       ---------

                                Amendment to the

                Nam Tai Electronics, Inc. 2001 Stock Option Plan

                             Effective July 30, 2004

         Pursuant to the authority granted pursuant to Section 17 of the Nam Tai Electronics, Inc. 2001 Stock Option Plan (the "Plan"), the Board hereby amends
Section 6, Section 6(b) and Section 16 of the Plan, effective July 30, 2004 and subject to approval of the Company's shareholders, as follows:


         1. Section 6. The heading be changed from "Eligibility; Directors' Options" to "Eligibility".

         2. Section 6(b). The phrase "5,000 shares" set forth in the fourth line of Section 6(b) of the Plan shall be deleted and replaced with the phrase "15,000 shares, subject to the adjustments provided in paragraph 16 below,"

         3. Section 16. Section 16 of the Plan is hereby deleted in its entirety and replaced with the following:

         "16.     Adjustment of Number Shares
                  (a) Authority of the Company and Stockholders. The existence of the Plan, an option certificate and any option granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the common shares or the rights thereof or which are convertible into or exchangeable for common shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

                  (b) Change in Capitalization. Notwithstanding any provision of the Plan, the number and kind of shares authorized for issuance under
         Section 3, the number of options to be granted to independent directors pursuant to Section 6(b), may be equitably adjusted in the sole discretion of the Board of Directors or the Committee, if so appointed, in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase common shares at a price substantially below fair market value or other similar corporate event affecting the common shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding options and the number and kind of shares subject to any outstanding option and the exercise price per share under any outstanding option (including any Directors' Option) may be equitably adjusted (including by payment of cash to a participant) in the sole discretion of the Board of Directors or the Committee, if so appointed, in order to preserve the benefits or potential benefits intended to be made available to participants granted options. Such adjustments shall be made by the Board of Directors or the Committee, if so appointed, in its sole discretion, whose determination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Board of Directors or the Committee, if so appointed, such adjusted options shall be subject to the same restrictions and the same vesting schedule to which the underlying option is subject."

         4. Independent Directors. References to the term "independent directors" in the plan shall be deleted in their entirety and replaced with the term "non-employee directors".

                            NAM TAI ELECTRONICS, INC.

                                 116 Main Street
                                    3rd Floor
                               Road Town, Tortola
                             British Virgin Islands

                                 PROXY STATEMENT


--------------------------------------------------------------------------------
                  Meeting at 11:30 a.m. on Monday, June 6, 2005
--------------------------------------------------------------------------------

         Your proxy is solicited on behalf of the Board of Directors of Nam Tai Electronics, Inc. (the "Company") for use at the Annual Meeting of Shareholders (the "Meeting") to be held on Monday, June 6, 2005 at 11:30 a.m. (ET) at The Peninsula New York, Tribeca Room, 3rd floor, 700 Fifth Avenue at 55th Street, New York, NY. If the proxy in the accompanying form is duly executed and returned, the shares represented by the proxy will be voted as directed. If no direction is given, the shares will be voted for (a) the election of the seven
(7) nominees for director named herein, (b) for the selection of Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending December 31, 2005, and (c) for the amendment to the Company's 2001 Stock Option Plan in the manner set forth in Exhibit A attached to the Notice of Annual Meeting of Shareholders dated May 3, 2005. A proxy given by a shareholder may be revoked at any time before it is exercised by (a) notifying the Chairman of the Company in writing of such revocation, (b) by giving another proxy bearing a later date or
(c) by voting in person at the Meeting.

         The cost of this solicitation of proxies will be borne by the Company. Solicitations will be made by mail. The Company will reimburse banks, brokerage firms, other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy materials to beneficial owners of common shares of the Company.

         The Company's annual report, including financial statements for its fiscal year ended December 31, 2004, is being mailed to all shareholders concurrently herewith. The annual report is not part of the proxy materials.

         The Company will satisfy the delivery requirements for proxy and information statements with respect to two or more security holders sharing the same address by delivering a single proxy statement or information statement to those security holders in order to reduce that amount of duplicate information that security holders receive and to lower printing and mailing costs. Additional copies may be obtained, without charge, by contacting the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. by mail at Suite 1790 - 999 West Hastings Street, Vancouver, BC, Canada V6C 2W2, by e-mail at shareholder@namtai.com, or by phoning 1-800-661-8831.

         The Company's annual report on Form 20-F for the year ended December 31, 2004, as filed with the United States Securities and Exchange Commission (the "SEC"), is available without charge upon written request from the Company's Investor Relations Representative, Pan Pacific I.R. Ltd. at Suite 1790 - 999 West Hastings Street, Vancouver,

BC, Canada V6C 2W2. The Company's annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC's website at http://www.sec.gov

         Holders of common shares of record at the close of business on April 22, 2005 will be entitled to vote at the Meeting. There were 42,729,036 common shares outstanding at that date. No business shall be transacted at any Meeting unless a quorum of shareholders is present at the time when the Meeting proceeds to business. A quorum shall consist of one or more shareholders present in person or by proxy representing at least one half of the outstanding common shares. The Company intends to include abstentions and broker non-votes as present or represented for purposes of establishing a quorum for the transaction of business. Each common share is entitled to one vote. Management recommends a vote FOR the election of directors named; FOR the selection of Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending December 31, 2005; and FOR the amendment to the Company's 2001 Stock Option Plan in the manner set forth in Exhibit A attached to the Notice of Annual Meeting of Shareholders dated May 3, 2005.




                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

         The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders and until their successors take office or until their death, resignation or removal. The number of directors authorised by the Company's by-laws is not less than one nor more than eight.

         Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the nominees named below. The Company has been advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to voting at the Meeting, the proxy holder will vote for a substitute nominee in the exercise of his best judgement.


Information Concerning Director Nominees

         Information concerning the director nominees based on data provided by them is set forth below:


     TADAO MURAKAMI, 61. Mr. Murakami has served the Company in various executive capacities since 1984. He became our secretary and a director in November 1989. Since June 1989, he has been employed as the President of our Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and, in June 1995, became our Chief Executive

Officer until September 1998. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until March 1, 2001 and again starting February 1, 2002. With effect from January 1, 2005, Mr. Murakami became a non-executive director of the Company but maintained his role as Chairman of the Board.

     M. K. KOO, 60. Mr. Koo has served as Chairman of the Board of the Company and its predecessor companies from inception until September 1998. He then became our Senior Executive Officer, responsible for corporate strategy, finance and administration and also served as the Company's Chief Financial Officer. Mr. Koo resigned from the position of Chief Financial Officer on January 1, 2005 but maintained his role as a non-executive director of the Company. Mr. Koo received his Bachelor's of Laws degree from National Taiwan University in 1970.

     CHARLES CHU, 48. Mr. Chu originally served as a director from November 1987 to September 1989. He was reappointed a director in November 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on the Company's Compensation Committee, acting as Chairman. He also serves on our Audit Committee and Nominating and Corporate Governance Committee. Mr. Chu received his Bachelor's of Laws degree and Post-Graduate Certificate of Law from the University of Hong Kong in 1980 and 1981, respectively

     PETER R. KELLOGG, 62. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a senior managing director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange until the firm merged with Goldman Sachs in 2000. Mr. Kellogg served on our Audit Committee until July 8, 2003. He currently serves on our Compensation Committee and Nominating and Corporate Governance Committee. Mr. Kellogg is also a member of the Board of the Ziegler Companies.

     STEPHEN SEUNG, 58. Mr. Seung was appointed a director of the Company in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung acts as our authorized agent in the United States. He served on our Audit Committee until October 2003. With effect from October 15, 2003, Mr. Seung also assumed the role of Secretary of the Company.

     WING YAN (WILLIAM) LO, 44. Dr. Lo was elected to our Board of Directors at our annual meeting of shareholders on July 8, 2003. Dr. Lo is currently the executive director and Vice President of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. From 1998 to 1999, Dr. Lo was the chief executive officer of Citibank's Global Consumer Banking business for Hong Kong. Dr. Lo was the founding managing director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M. Phil. degree in molecular pharmacology and a Ph.D. degree in genetic engineering, both from Cambridge University, England. He is also an Adjunct Professor of The School of Business, Hong Kong Baptist University as well as a Governor of a newly established independent school, the ISF Academy. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong. In 2003, he was appointed as Committee Member of Shantou People's Political Consultative Conference. Dr. Lo currently serves on the Nominating and Corporate Governance Committee, acting as the Chairman, and also serves on our Audit Committee and Compensation Committee.

     MARK WASLEN, 44. Mr.Waslen was appointed a director of the Company at our annual meeting of shareholders on July 8, 2003 and currently serves on the Audit Committee, acting as Chairman. He also serves on our Compensation Committee and Nominating and Corporate Governance Committee. Previously, Mr. Waslen was employed with the Company during the periods from 1990 to 1995 and from June 1998 to October 1999 in various capacities, including Financial Controller, Secretary and Treasurer. Mr. Waslen has been employed with various accounting firms, including Peat Marwick Thorne, Deloitte Touche Tohmatsu and is currently employed with BME + Partners Chartered Accountants. Mr. Waslen is a C.F.A., C.A. and a C.P.A. and received a Bachelor's of Commerce (Accounting Major) from University of Saskatchewan in 1982.

Current Members of the Board of Directors

         The members of the Board of Directors on the date of this Proxy Statement, and the committees of the Board of Directors on which they serve, are identified below:-

--------------------------------------------------------------------------------
       Director            Audit Committee   Compensation      Nominating and
                                              Committee     Corporate Governance
                                                                  Committee
--------------------------------------------------------------------------------
Tadao Muarkami (1)
--------------------------------------------------------------------------------
M.K. Koo
--------------------------------------------------------------------------------
Charles Chu                        #              # *                 #
--------------------------------------------------------------------------------
Peter R. Kellogg                                  #                   #
--------------------------------------------------------------------------------
Stephen Seung (2)
--------------------------------------------------------------------------------
Wing Yan (William) Lo (3)          #              #                   # *
--------------------------------------------------------------------------------
Mark Waslen                        # *            #                   #
--------------------------------------------------------------------------------

(*)  Chairman of the relevant committee
(#)  Members of the relevant committee
(1)  Chairman of the Board of Directors
(2)  Mr. Stephen Seung is also the Corporate Secretary of the Company
(3) Dr. Lo currently serves on the audit committees of more than three public companies. The Board of Directors has determined that such simultaneous service would not impair the ability of Dr. Lo to effectively serve on the Company's Audit Committee.

Role of the various committees of the Board of Directors

         The Board of Directors has standing Audit Committee, Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee

         The Company has established an Audit Committee whose primary duties consist of reviewing, acting on and reporting to the Board of Directors with respect to various auditing and accounting matters, including the selection of auditors, the scope of the annual audits and the fees to be paid to the auditors and the performance of the independent auditors and accounting practices. All of the members of the Audit Committee are independent within the meaning of the Securities and Exchange Commission (the "SEC") regulations, the listing and corporate governance standards of the New York Stock Exchange ("NYSE") and the Company's Corporate Governance Guidelines. Mr. Mark Waslen, the Chairman of the Audit Committee, is a financial expert within the meaning of SEC regulations. The Audit Committee met four times during fiscal year 2004.

Compensation Committee

         The Compensation Committee assists the Board of Directors in discharging its responsibilities relating to the compensation of the Company's executive officers. The charter of the Compensation Committee was adopted on July 24, 2004 and the Compensation Committee was established on the same day. All of the members of the Compensation Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company's Corporate Governance Guidelines.

Nominating and Corporate Governance Committee

         The Nominating and Corporate Governance Committee is responsible for developing and implementing polices and practices relating to corporate governance, including reviewing and monitoring implementing the Company's Corporate Governance Guidelines. In addition, the Nominating and Corporate Governance Committee develops and reviews background information on candidates for the Board of Directors and makes recommendations to the Board of Directors regarding such candidates. All of the members of the Nominating and Corporate Governance Committee are independent within the meaning of the listing and corporate governance standards of the NYSE and the Company's Corporate Governance Guidelines.

Corporate Governance Guidelines

         The Corporate Governance Guidelines of the Company was adopted by the Board of Directors on September 16, 2004 and the same is in compliance with the new listing and corporate governance standards of the NYSE adopted during 2003.

Code of Business Conduct and Ethics

         The Company has adopted a Code of Business Conduct and Ethics on July 30, 2004, which applies to all directors, officers and employees.

         Copies of the Audit Committee Charter, the Compensation Committee Charter, the

Nominating and Corporate Committee Charter, the Corporate Governance Guidelines and Code of Business Conduct and Ethics of the Company are all available in the website of the Company at www.namtai.com. The same may also be obtained upon request from:-

Pan Pacific I.R. Ltd.
Attention: Investor Relations Office
Suite 1790 - 999 W. Hastings Street
Vancouver, BC
Canada V6C 2W2
Toll Free Telephone: 1-800-661-8831

Communicating with Non-Management Directors

Interested parties may contact the non-management directors of the Company by sending an e-mail to independent@namtai.com.hk. Alternatively, interested parties can send letter to:-

Attn :   Non-executive and Independent Non-executive director
         Nam Tai Electronics, Inc.
         BVI Headquarter
         3rd Floor, 116 Main Street
         Road Town, Tortola
         British Virgin Islands

Independence of Directors

The Board of Directors has made a determination of independence with respect to individual directors pursuant to the guidelines as set forth in the Company's Corporate Governance Guidelines. Going forward, the Board of Directors will also consider the results of directors' questionnaires to be completed by each director with respect to their relationship with the Company. The Company currently has four independent directors, namely, Mr. Peter Kellogg, Mr. Charles Chu, Dr. William Lo and Mr. Mark Waslen.

Compensation of Directors and Officers

         The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2004 to all directors and officers as a group for services in all capacities was approximately $4.2 million, which includes compensation in the form of housing in Hong Kong for our Chairman of the Board and our Chief Executive Officer, President and our Chief Financial Officer.

         Directors who are not employees of the Company nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

Control of the Company

         The following table sets forth, as of April 29, 2005, the beneficial ownership of the Company's common shares by each person known by the Company to beneficially own 5% or more of the common shares of the Company and by each of the directors and senior management of the Company who beneficially own common shares.

                                              Shares beneficially(1)
                                                      owned
Name                                                Number(12)           Percent
M. K. Koo                                           6,975,786 (2)         16.2
Peter R. Kellogg                                    5,679,680 (3)         13.3
I.A.T. Reinsurance Syndicate Ltd.                   5,108,300 (3)         12.0
Li & Chui Holdings (B.V.I.) Ltd.                    2,935,087             6.9
Joseph Li                                           3,093,957 (4)         7.2
Ivan Chui                                           2,980,957 (5)         7.0
Tadao Murakami                                      2,379,225 (6)         5.5
Karene Wong                                            39,100              *
Guy Bindels                                             1,000              *
Joseph Hsu                                              2,000              *
Patinda Lei                                            25,300              *
Bobby Hirasawa                                          3,000              *
Lap Kei Yuen                                            1,800              *
Charles Chu                                            84,000 (7)          *
Stephen Seung                                          84,800 (8)          *
Wing Yan (William) Lo                                  31,500 (9)          *
Mark Waslen                                            25,000 (10)         *

* Less than 1%.

(1) Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 42,735,286 common shares outstanding as of April 29, 2005.

(2) Includes options to purchase 530,000 common shares exercisable within 60 days of April 29, 2005

(3) Mr. Kellogg holds directly 571,380 common shares and indirectly, through I.A.T. Reinsurance Syndicate Ltd., 5,108,300 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4) Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control with Mr. Chui. These are the same shares shown in the table for Ivan Chui. Also, includes options to purchase 80,000 common shares exercisable within 60 days of April 29, 2005.

(5) Includes shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control with Mr. Li. These are the same shares shown in the table for Joseph Li.

(6) Includes options to purchase 530,000 common shares exercisable within 60 days of April 29, 2005

(7) Includes options to purchase 31,500 common shares exercisable within 60 days of April 29, 2005.

(8) Includes options to purchase 15,000 common shares exercisable within 60 days of April 29 2005, and 20,300 common shares that are registered to Violet Seung, Mr. Seung's wife, as to which Mr. Seung disclaims beneficial ownership.

(9) Includes of options to purchase common shares exercisable within 60 days of April 29, 2005.

(10) Includes options to purchase 15,000 common shares exercisable within 60 days of April 29, 2005.

(11) All the share numbers have been adjusted to give effect to a three-for-one stock split effective on June 30, 2003 and a ten-for-one stock dividend effective on November 7, 2003.

(12) These share numbers include options owned by these individuals and assume that these options will be exercised.

Employee Stock Option and Incentive Plan

         In July 2004, our Board of Directors decided to resume granting stock options under our 2001 stock option plan, which provides for the grant of stock options to directors, employees (including officers), and consultants. Pursuant to the amended 2001 stock option plan, the terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant;
(ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option cannot be altered once granted; and (iv) every non-employee director who is not our employee shall, on an annual basis upon their election to the Board of Directors at the Annual General Meeting, be automatically granted 15,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. As of April 29, 2005, options to purchase 1,663,000shares were outstanding under our amended 2001 stock option plan and 259,869 shares were available for future grant under the plan.

         Of the outstanding 1,663,000 options, 33,000 are exercisable at a price of $16.8182 until July 8, 2006; 630,000 are exercisable at a price of $19.40 until July 30, 2006; and 1,000,000 are exercisable at a price of $20.84 until February 4, 2007. A total of 1,233,000 options are held by executive officers and directors of the Company. The remaining options are held by key employees.

                                   PROPOSAL 2

                  APPROVE SELECTION OF INDEPENDENT ACCOUNTANTS


         The Board of Directors has selected Deloitte Touche Tohmatsu as independent accountants of the Company for the year ending December 31, 2005. The Board of Directors further directed that the Company submit the selection of independent accountants for ratification by shareholders at the Company's Annual Meeting of Shareholders.


                                   PROPOSAL 3

              TO APPROVE THE AMENDMENT TO NAM TAI ELECTRONICS, INC.
                             2001 STOCK OPTION PLAN

         The Company adopted the 2001 Stock Option Plan ("the Plan") on May 4, 2001. Pursuant to Section 6(b) of the Plan, each independent director of the Company was entitled to receive a grant of options to purchase 5,000 shares upon election at each of the Company's Annual Shareholders' Meeting. Given the amendments to the NYSE listed company manual and corporate governance rules (the "NYSE Rules") adding a concept of "Independent Directors", the Board of Directors has determined that it is necessary to clarify that the term "independent directors" under the Plan, which has been historically interpreted to refer to the Company's non-employee directors.

         On June 30, 2003 the Company effected a three-for-one stock spilt of its common stock (the "Stock Split"). Section 16 of the Plan provides that the Board of Directors may adjust the number of shares reserved for issuance pursuant to the Plan and the number and exercise price of outstanding options upon certain changes in the number and kind of outstanding shares of the Company, including, without limitation, stock splits.

         The Board of Directors has determined that in order to preserve the benefits intended to be provided to the non-employee directors by Section 6 of the Plan, and to avoid unintended dilution of the non-employee directors' interests resulting from the Stock Split, it is reasonable and appropriate to interpret the Plan so that the number of shares underlying the options to be granted to non-employee directors following the Stock Split is adjusted to permit each non-employee director to receive a grant of options to purchase 15,000 shares upon election at the Company's Annual Shareholders' Meeting.

         By a written resolution of the Board of Directors dated July 30, 2004, the Board of Directors has determined that such interpretation and determination be effective as of June 11, 2004, the date of the Company's first Annual Shareholders' Meeting following the effective date of the Stock Split.

         In order to ensure that the language of the Plan is consistent with the original intended result of protecting the non-employee directors from dilution and with the above described interpretation and determination, the Board of Directors has further determined that the Plan be amended in the manner set forth on Exhibit A attached hereto and that such amendment be effective upon approval by the Company's shareholders at the Company's Annual Meeting of Shareholders. The Board of Directors therefore submitted the proposed amendments for approval by shareholders at the Company's Annual Meeting of Shareholders. A copy of the 2001 Stock Option Plan with the amendments incorporated and underlined is also attached as Exhibit 1 to this Proxy Statement.



                                 OTHER BUSINESS

      The Board of Directors knows of no other business to be acted upon at the Meeting. However, if any other matter shall properly come before the Meeting, the proxy holder named in the proxy accompanying this statement will have discretionary authority to vote all proxies in accordance with his best judgement.

                                             By order of the Board of Directors,





                                             Tadao Murakami
                                             Chairman of the Board of Directors


Dated May 3, 2005

                                                                       Exhibit 1
                                                                       ---------

                              AMENDED AND RESTATED

                             2001 STOCK OPTION PLAN
                                       OF
                            NAM TAI ELECTRONICS, INC.

       (As adopted on May 4, 2001, amended and restated on July 30, 2004)



1.   Purpose
     -------
     The purpose of the Nam Tai Electronics, Inc. 2001 stock option plan (the "Plan") is to promote the growth and general prosperity of Nam Tai Electronics, Inc., (the "Company") and its subsidiaries. The granting of options will help the Company attract and retain the best available persons for positions of substantial responsibility and will provide employees, directors, consultants and advisors with an additional incentive to contribute to the success of the Company and its subsidiaries. The Board of Directors of the Company believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long-range plans of the Company and securing its continued growth and financial success.

2.   Effective Date of the Plan
     --------------------------
     The Plan shall become effective on May 4, 2001, the date originally adopted by the Board of Directors; provided, however, that no options may be granted under this Plan to any officer or director of the Company unless and until the Plan has been approved by holders of the outstanding common shares of the Company.

3.   Stock Subject to Plan
     ---------------------
     The maximum number of common shares which may be issued pursuant to the exercise of options granted under the Plan is one million shares (1,000,000) subject to the adjustments provided in paragraph 16 below. One million of the authorized but unissued common shares of the Company as of May 4, 2001 will be reserved for issue upon exercise of options granted under the Plan subject to the adjustments provided in paragraph 14 below; provided, however, that the number of such authorized but unissued shares so reserved may from time to time be reduced to the extent that a corresponding amount of issued and outstanding stock has been purchased by the Company and set aside for issue upon the exercise of options granted under the Plan; and provided, further, however, that, subject to the provisions of Section 12 hereof, at no time shall there be any options granted under this Plan at any time when the total number of common shares covered by outstanding options granted under this Plan and all other compensatory stock options plans of the Company, the primary purpose of which is to benefit employees or directors of the Company, exceed ten percent (10%) of the then outstanding common shares of the Company. If any options shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for further grants under the Plan.

4.   Administration
     --------------
     The Board of Directors or a Committee referred to in paragraph 5 (hereinafter referred to as the "Committee") shall administer the Plan. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if so appointed, shall have complete authority, in its discretion, to determine those key employees, directors, consultants and advisors (hereinafter referred to as "participants") to whom, and the price at which options shall be granted, the option periods and the number of shares to be subject to each option. The Board of Directors or the Committee, if so appointed, shall also have the authority in its discretion to prescribe the time or times at which the options may be exercised and limitations upon the exercise of options (including limitations effective upon the death or termination of employment, directorship or consultancy of the participant), and the restrictions, if any, to be imposed upon the transferability of shares acquired upon exercise of options. In making such determinations, the Board of Directors or the Committee, if so appointed, may take into account the nature of the services rendered by respective participants, their present and potential contributions to the success of the Company or its subsidiaries, and such other factors as the Board of Directors or the Committee, if so appointed, in its discretion shall deem relevant. Subject to the excess provisions of the Plan, the Board of Directors or the Committee, if so appointed, shall also have complete authority to interpret the Plan, to prescribe, amend and rescind rules and relations relating to the Plan, to determine the terms and provisions of the respective option agreements (which need not be identical), to determine whether the shares delivered upon exercise of stock options will be treasury shares or will be authorized but previously unissued shares, and to make all other determinations necessary or advisable for the administration of the Plan. The deter-minations of Board of Directors or the Committee, if so appointed, on the matters referred to in this paragraph 4 shall be conclusive.

5.   Committee
     ---------
     The Committee, if so appointed, shall consist of not less than three members of the Board of Directors of the Company. The Committee, if so appointed, shall be appointed from time to time by the Board of Directors, which may from time to time appoint members of the Committee in substitution for members previously appointed and may fill vacancies, however caused, in the Committee. A majority of its members shall constitute a quorum. All determinations of the Committee shall be made by at least a majority of its members. Any decision or determination reduced to writing and signed by all of the members shall be fully as effective as if it had been made by a majority vote at a meeting duly called and held. The Committee shall also have express authorization to hold committee meetings by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

6.   Eligibility (*)
     ---------------
     (a)  Except for an annual grant of options to directors as provided in
          Section 6(b) below, an option may be granted under the Plan only to officers or other key employees, consultants or advisors of the Company and of its present and future subsidiary corporations.

     (b) At each annual meeting of shareholders, each non-employee director elected at the meeting shall thereupon be granted options to purchase 15,000 shares(*) ("Directors' Options"). Such Directors Options shall be granted only to the extent they have not been granted under other compensatory stock option plans of the Company. The option price of Directors' Options shall be equal to 100% of the fair market value of the shares on the date of grant and the Directors' Options shall have a term of three years, subject to earlier termination as provided for Optionees generally under "Exercise of Options."

     (c) The granting of an option to any participant shall not confer upon that participant any right to continue in the employ, directorship, consultancy or other relationship of or with the Company or of any such subsidiary and shall not interfere in any way with the right of the Company or of any such subsidiary to terminate the employment, consultancy or other relationship of the participant at any time.

7.   Option Price
     ------------
     Except with respect to Directors' Options, the Board of Directors or the Committee, if so appointed, in its discretion, will determine the option price at the time the option is granted. While the Board of Directors or the Committee, if so appointed, shall have complete and sole discretion in determining the option price and it shall be the policy of the Company not to grant options that are exercisable at less than 100% of the fair market value of the common stock on the date of grant as shall reasonably be determined by the Board of Directors or the Committee, if so appointed, except in the most unusual circumstances as shall be determined by the Board of Directors or the Committee, if so appointed, at the time of specific grants. Unless such action is approved by shareholders or results from adjustments pursuant to Section 16 of the Plan, the option price applicable to any outstanding option shall not be reduced.

8.   Date of Option Grant
     --------------------
     An option shall be considered granted on the date the Board of Directors or the Committee, if so appointed, acts to grant the option, or such date thereafter as the Board of Directors or the Committee, if so appointed, shall specify.

9.   Term of Plan
     ------------
     The Board of Directors, without further approval of the shareholders may terminate the Plan at any time, but no termination shall, without the participant's consent, alter or impair any of the rights under any option theretofore granted to him under the Plan.

10.  Term of Options
     ---------------
     The term of each option granted under the Plan will be for such period (hereinafter referred to as the "option period") not exceeding ten (10) years as the Board of Directors or the Committee, if so appointed, shall determine. Each option shall be subject to earlier termination as described under "exercise of options."

11.  Rules Applicable to Certain Dispositions
     ----------------------------------------
     (a) Notwithstanding the foregoing pro-visions of Section 10, in the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or capital stock of the Company by means of a sale, merger, consolidation, reorganization, liquidation, or otherwise, each option (whether or not then exercisable by its terms) shall become immediately exercisable with respect to the full number of shares subject to that option during the period commencing as of the date of execution of such agreement and ending as of the earlier of:

          (i)  the expiration date of the option; or

          (ii) the date on which the disposition of assets or capital stock contemplated by the agreement is consummated.

    The exercise of any option that was made exercisable solely be reason of this Subsection 11(a) shall be conditioned upon the consummation of the disposition of assets or stock under the above referenced agreement. Upon the consummation of any such disposition of assets or stock, the Plan and any unexercised options issued hereunder (or any unexercised portion thereof) shall terminate and cease to be effective.

     b) Notwithstanding the foregoing, in the event that any such agreement shall be terminated without consummating the disposition of said stock or assets:

          (i) any unexercised installments of any option that had become exercisable solely by reason of the provisions of Subsection 11(a) shall again become unexercisable as of said termination of such agreement, and

          (ii) the exercise of any option that had become exercisable solely by reason of this Subsection 11(a) shall be deemed ineffective and such option installments shall again become unexercisable as of said termination of such agreement.

     (c) Notwithstanding the provisions set forth in Subsection 11(a), the Board of Directors or the Committee, if so appointed, may, at its election and subject to the approval of the corporation purchasing or acquiring the stock or assets of the Company (the "surviving corporation"), arrange for the optionee to receive upon surrender of optionee's option a new option covering shares of the surviving corporation in the same proportion, at an equivalent option price and subject to the same terms and conditions as the old option. For purposes of the preceding sentence, the excess of the aggregate fair market value of the shares subject to such new option immediately after consummation of such disposition of stock or assets over the aggregate option price of such shares of the surviving corporation shall not be no more than the excess of the aggregate fair market value of all shares subject to the old option immediately before consummation of such disposition of stock or assets over the aggregate option price of such shares of the Company, and the new option shall not give the optionee additional benefits which such optionee did not have under the old option or deprive the optionee of benefits which the optionee had under the old option. If such substitution of options is effectuated, the optionee's rights under the old option shall thereupon terminate.


12.  Mergers and Acquisitions
     ------------------------
     If the Company at any time should succeed to the business of another corporation through a merger or consolidation, or through the acquisition of stock or assets of such corporation, options may be granted under the Plan to option holders of such corporation or its subsidiaries, in substitution for options or rights to purchase stock of such corporation held by them at the time of succession. The Board of Directors or the Committee, if so appointed, shall have sole and absolute discretion to determine the extent to which such substitute options shall be granted (if at all), at the person or persons within the eligible group to receive such substitute options (who need not be all option holders of such corporation), the number of options to be received by each such person, the option price of such option, and the terms and conditions of such substitute option. The provisions of the second proviso of the second sentence of Section 3 shall not be applicable to such substituted options.

13.  Exercise of Options
     -------------------
     Each option granted under the Plan will be exercisable on such date or dates and during such period and for such number of shares as shall be determined pursuant to the provisions of the option agreement evidencing such option. Subject to the express provisions of the Plan, the Board of Directors or the Committee, if so appointed, shall have compete authority, in its discretion, to determine the extent, if any, and the conditions under which an option may be exercised in the event of the death of the participant or in the event the participant leaves the employ of the Company or has his employment terminated by the Company. An option may be exercised, by (a) written notice of intent to exercise the option with respect to a specified number of shares of stock, and (b) payment to Company in U.S. dollars or the Hong Kong dollar equivalent of the amount of the option purchase price for the number of shares of stock with respect to which the option is then exercised.

14.  Nontransferability
     ------------------
     Options under the Plan are not transferable otherwise than by will or the laws of descent or distribution, and may be exercised during the lifetime of a participant only by such participant.

15.  Agreements
     ----------
     Options granted pursuant to the Plan shall be evidenced by stock option agreements in such form as the Board of Directors or the Committee, if so appointed, shall from time to time adopt.

16.  Adjustment of Number of Shares
     ------------------------------
     (a)  Authority of the Company and Stockholders (*)

          The existence of the Plan, an option certificate and any option granted hereunder shall not affect or restrict in any way the right or power of the Company or the shareholders of the Company to make or authorize any adjustment, recapitalization, re-organization or other change in the Company's capital structure or business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the common shares or the rights thereof or which are convertible into or exchangeable for common shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

     (b)  Change in Capitalization (*)

          Notwithstanding any provision of the Plan, the number and kind of shares authorized for issuance under Section 3, the number of options to be granted to non-employee directors pursuant to Section 6(b), may be equitably adjusted in the sole discretion of the Board of Directors or the Committee, if so appointed, in the event of a stock split, stock dividend, recapitalization, reorg-anization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase common shares at a price substantially below fair market value or other similar corporate event affecting the common shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding options and the number and kind of shares subject to any outstanding option and the exercise price per share under any outstanding option (including any Directors' Option) may be equitably adjusted (including by payment of cash to a participant) in the sole discretion of the Board of Directors or the Committee, if so appointed, in order to preserve the benefits or potential benefits intended to be made available to participants granted options. Such adjustments shall be made by the Board of Directors or the Committee, if so appointed, in its sole discretion, whose deter-mination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Board of Directors or the Committee, if so appointed, such adjusted options shall be subject to the same restrictions and the same vesting schedule to which the underlying option is subject."

17.  Amendments
     ----------
     Except as otherwise provided herein, the Board of Directors, without approval of the shareholders, may from time to time amend the Plan in such respects as the board may deem advisable. Notwithstanding the foregoing, the Board of Directors shall not, without shareholder approval, amend the Plan to (i) increase the maximum aggregate number of shares which may be optioned and sold under the Plan, (ii) change the manner of determining the option price or, except for adjustments resulting from the operation of
     Section 16 of the Plan, permit the reduction of the option price of an outstanding option, (iii) change the classes of persons eligible to receive options under the Plan or (iv) grant any options under the Plan to directors otherwise than as expressly set forth herein. No amendment shall, without the participant's consent, alter or impair any of the rights or obligations under any option theretofore granted to him under the Plan.



(*) Amended pursuant to a board resolution dated July 30, 2004


IN WITNESS WHEREOF, the Board of Directors of the Company has amended and restated this Plan, as originally adopted on May 4, 2001 and amended on July 30, 2004.


                                                       NAM TAI ELECTRONICS, INC.




                                                       By:_____________________
                                                       Tadao Murakami
                                                       Chairman of the Board